UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                               (Check One):
[ ] Form 10-KSB;[ ] Form 20-F;[ ] Form 11-K;[X] Form 10-QSB;[ ] Form N-SAR

     For Period Ended:                                   March 31, 2005

     [ ]Transition Report on Form 10-K                    SEC FILE NUMBER
     [ ]Transition Report on Form 20-F                      033-03362-D
     [ ]Transition Report on Form 11-K
     [ ]Transition Report on Form 10-Q
     [ ]Transition Report on Form N-SAR
     For the Transition Period Ended: ___________________________________
______________________________________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
______________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
______________________________________________________________________________

Part I--Registrant Information
______________________________________________________________________________

   Full Name of Registrant:               KLEENAIR SYSTEMS, INC.
     Former Name if Applicable:
     Address of Principal Executive
           Office (Street and Number):    27121 Aliso Creek Road
           City, State & Zip Code         Aliso Viejo, CA  92656
______________________________________________________________________________

Part II--Rules 12b-25 (b) and (c)
______________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |  (a) The reasons described in reasonable detail in Part III of this
    |      form could not be eliminated without unreasonable effort or
    |      expense;
    |
    |  (b) The subject annual report, semiannual report, transition report
    |      on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof
[X] |      will be filed on or before the fifteenth calendar day following
    |      the prescribed due date; or the subject quarterly report or
    |      transition report on Form 10-QSB, or portion thereof will be
    |      filed on or before the fifth calendar day following the
    |      prescribed due date; and
    |
    |  (c) The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.
______________________________________________________________________________

Part III--Narrative
______________________________________________________________________________

State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)



     The Registrant has experienced a delay in its process of collecting and recording its books due to the temporary absence of the person responsible for such activities. In addition, the President of the Company was traveling in connection with the business of the Company's affiliate in England. These unfortunate situations have delayed the completion of accurate and timely financial information. This delay also has delayed our accountant's reveiw of the financial statements. As a result, the Registrant has been unable to reasonably complete and file the quarterly report within the specified due date.

     Completion of the filing is fully expected to occur within the five day extension created through this notification.



______________________________________________________________________________

Part IV--Other Information
______________________________________________________________________________

     (1)Name and telephone number of person to contact in regard to this
notification:     Lionel Simons          (949) 831-1045

     (2)Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).                 [X] Yes  [ ] No

     (3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report
or portion thereof?                                      [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          KLEENAIR SYSTEMS, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   May 16, 2005                        By: /s/ LIONEL SIMONS
                                            -------------------------------
                                            Lionel Simons, President and
                                            Principal Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
___________________________________________________________________________





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                         Robert Early & Company, P.C.
                         2500 S. Willis, Suite 104
                             Abilene, TX  79605
                               (915) 691-5790



May 16, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  200549


RE:  KleenAir Systems, Inc.
     SEC File # 033-03362-D


Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of KleenAir Systems, Inc. and have been engaged to review the Registrant's financial statements for the quarter ended March 31, 2005. The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file its quarterly report on Form 10- QSB for the quarter ended March 31, 2005 partially because our firm has not yet completed its review of the financial statements of the Registrant for such period.

We hereby advise you that we have read the statements made by the Registrant in part III of its filing on Form 12b-25. Please be advised that we concur with the statement that we have been delayed in the performance and completion of our review procedures regarding the Registrant's financial statements and supporting documentation.

Very truly yours,


/s/ Robert Early & Company, P.C.
-----------------------------------
ROBERT EARLY & COMPANY, P.C.